

Ceres Chill Co. C-AR

Company Information
- Legal Name of Company: Ceres Chill Co.
- Entity Type: Corporation
- State of Incorporation/Organization: DE
- Date of Incorporation/Organization: 12/02/2018
- Principal Office Address: 10750 N Madison Avenue NE Bainbridge Island, WA 98110
- Website URL: http://cereschill.com
- CIK number of company: 0001952616
- Name of intermediary: Wefunder Portal LLC served as the intermediary for the initial offering pursuant to Regulation Crowdfunding. This Form C-AR is being filed directly by the issuer as required by Rule 202(a)
- CIK number of intermediary: 0001670254
- SEC file number of intermediary: 007-00033
- CRD number, if applicable, of intermediary: 283503
- Calendar Year Covered by this Report: 2024
- Date this Form C-AR is Filed: 04/30/2025

Business Description
Brief Description of the Business (products/services, mission): Ceres Chill empowers women to lead incredible lives while achieving their parenting goals. We provide access to sustainable infant feeding and storage solutions, selling primarily through direct-to-consumer and wholesale channels.

Management Discussion and Analysis (MD&A)

Financial Highlights
As of April 2025, the Company had $641,530 in cash on hand. Over the prior three months, revenues averaged $427,600 per month, cost of goods sold averaged $168,950, and operational expenses averaged $290,100, resulting in a monthly burn rate of approximately $31,450.

For the fiscal year ended December 31, 2024, the Company generated $6.88 million in net sales, a 30% increase over $5.28 million in 2023. Gross margin improved from 47% to 58%, driven by improved cost optimization. However, direct-to-consumer sales began to soften in Q3 and continued into Q4. Operating expenses remained high throughout the second half of the year, contributing to an operating loss of approximately $432,000 and a net loss of approximately $443,000 for the year.

In Q1 2025, we achieved an 8% increase in sales compared to Q4 2024, along with a gross margin increase from 53% to 60%. We also reduced operating expenses by 9%, reflecting a focus on efficiency and cost control.

Explanation of Key Changes

Revenue growth in the first half of 2024 was primarily driven by customer acquisition and increased marketing efforts. However, that momentum did not continue in the second half of the year. Operating expenses increased due to investments in marketing, staffing, and infrastructure to support long-term growth.

Current Financial Position and Outlook

While the Company is not yet profitable on a net income basis, we expect to achieve positive operating income within the next 3 months as revenue increases and cost discipline continues. Based on current projections, we do not anticipate requiring additional capital to support operations or growth during this period.

Our primary sources of capital include cash generated from operations and access to a revolving line of credit. In the near term, we intend to fund operations through a combination of existing cash reserves, operating revenue, and disciplined expense management.

A significant risk to our future financial performance is the potential increase in tariffs. Since our products are sourced from China, future shipments could be subject to duties of up to 145%, which would materially impact our cost of goods sold, gross margins, and profitability. We are actively exploring strategies to mitigate the impact of these tariffs. We purchased excess inventory in Q4 2024, which has allowed us to delay new orders. However, we are now in the process of issuing a purchase order for a container of Chillers.

All projections and forward-looking statements are subject to change and are not guaranteed.

Financial Statements

The financial statements provided have not been reviewed by an independent accountant. They have been prepared internally in accordance with U.S. generally accepted accounting principles (GAAP) and are certified by the principal executive officer of the issuer. There have been no related party transactions during the reporting period.

Balance Sheet

	2023	2024
Assets		
Cash	1,475,959	780,690
Accounts Receivable	131,050	88,273
Inventory	990,137	1,439,727
Other Assets	56,707	108,859
	2,653,853	2,417,549
Fixed Assets (Net)	339,842	423,890
Total Assets	**2,993,695**	**2,841,439**
Liabilities		
Accounts Payable	274,103	395,895
Other Current Liabilities	340,600	378,479
	614,703	774,374
Notes Payable	62,851	191,647
Total Liabilities	677,554	966,021
Equity		
Preferred	1,629,423	1,629,423
Common	100	3,043
APIC	678,437	677,437
Retained Earnings	123,205	8,181
Net Income	(115,024)	(442,666)
Total Equity	2,316,141	1,875,418
Liabilities & Equity	**2,993,695**	**2,841,439**

Income Statement

	2023	2024
Net Sales	5,280,018	6,880,982
Cost of Goods Sold	2,764,705	2,885,272
Gross Margin	2,515,314	3,995,710
Operating Expenses	2,670,039	4,427,937
Operating Income	(154,725)	(432,227)
Other Income / (Expense)	39,701	(10,439)
Net Income	**(115,024)**	**(442,666)**

Cash Flow Statement

	FY 23	FY 24
Net Cash Provided By Operating Activities	(133,789)	(723,929)
Net Cash Provided By Operating Activities	(120,341)	(125,893)
Net Cash Provided By Operating Activities	573,614	154,552
Net Change	319,485	(695,269)
Cash Beginning	1,156,474	1,475,959
Cash Ending	1,475,959	780,690

Ownership and Capital Structure

	Issued	Outstanding	Fully Diluted
Common	11,000,000	6,822,390	6,822,390
Series A Preferred	2,537,614	2,459,661	2,459,661
Incentive Shares	1,040,000	-	373,754
Incentive Available			666,246
		9,282,051	10,322,051

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated based on voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Elizabeth J. Myers	Common Stock	73.4%

Officers and Directors

Officers

Officer	Year Joined	Positions Held
Elizabeth J. Myers	2018	President
Elizabeth J. Myers	2018	CEO
Elizabeth J. Myers	2018	Secretary
Elizabeth J. Myers	2018	Treasurer
Richard Noel	2025	CFO

Board of Directors

Director	Year Joined	Principal Occupation	Main Employer
Elizabeth J. Myers	2018	CEO	Ceres Chill
James Collis	2022	Investment sourcing and management	Seaport Capital
Rhonda Romlo	2023	Vice President / General Manager, Strategy, Acquisitions & New Business Development	Clorox Company
Lisa Eidenschink Brodersen	2025	Children's Hospital of Philadelphia and University of Pennsylvania / Associate Professor at the Perelman School of Medicine	University of Pennsylvania

Signature

By signing below, the company certifies that the information contained in this Form C-AR is true and complete to the best of its knowledge.

Name: Rich Noel
Title: Chief Financial Officer
Date: 04/30/2025